UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2000

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from __________ to __________

US Airways, Inc. Employee Savings Plan
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

US Airways, Inc.
Employee Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors'
Report Thereon)

US Airways, Inc.
Employee Savings Plan

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements

Statements of Net Assets Available for Plan
Benefits as of December 31, 2000 and 1999	2

Statements of Changes in Net Assets Available
for Plan Benefits for the years ended
December 31, 2000 and 1999	3

Notes to Financial Statements	4 - 12

Supplemental Schedule I

Schedule of Assets Held for Investment Purposes
At End of Year	13 - 14

Signature	15

Exhibit 23

Consent of Independent Auditors	16

Independent Auditors' Report

The Plan Administrator and Participants
US Airways, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the
US Airways, Inc. Employee Savings Plan (the Plan), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLean, VA                                                                                                      KPMG LLP
June 1, 2001

US Airways, Inc.
Employee Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2000	1999

Assets
Investments (See Notes 3 and 4)	$805,228,700	$763,266,590

Receivables:
Participant contributions	2,256,942	2,077,274
Employer contributions	566,542	536,765
Total receivables	2,823,484	2,614,039

Total assets	808,052,184	765,880,629

Liabilities
Accrued expenses	33,316	31,384
Due to US Airways, Inc. 401(k) Savings Plan	10,648	-

Total liabilities	43,964	31,384

Net assets available for plan benefits	$808,008,220	$765,849,245
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
Employee Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31,
	2000	1999

Additions to net assets attributable to:
Net appreciation (depreciation) in fair value
of investments (See Note 3)	$(37,912,021)	$31,921,590
Dividends	28,670,900	44,216,876
Interest	1,547,111	1,509,214
Interest income on participant loans	2,541,763	2,186,547
Total investment income (loss)	(5,152,247)	79,834,227

Participant contributions	58,992,665	51,506,111
Employer contributions	14,894,356	13,388,933
Rollover contributions	1,212,731	1,422,990
Total contributions	75,099,752	66,318,034

Total additions	69,947,505	146,152,261

Deductions from net assets attributable to:
Benefits paid to participants	27,656,298	29,936,055
Administrative expenses	133,632	122,875
Total deductions	27,789,930	30,058,930
Net increase	42,157,575	116,093,331

Net assets available for plan benefits:
Beginning of year	765,849,245	649,776,954
Transfer from (to) US Airways, Inc.
401(k) Savings Plan	1,400	(15,034)
Transfer from (to) US Airways, Inc.
Supplemental Executive Defined
Contribution Plan	-	(6,006)
End of year	$808,008,220	$765,849,245
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the US Airways, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. (US Airways or the Company). All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age, have completed 90 days of service and who are not covered by another 401(k) plan sponsored by US Airways, except for those individuals not covered by the United States income tax laws, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group) is the issuer of certain common stock securities held pursuant to the Plan.

(b) Contributions

Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 13 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 2000 and 1999 could not exceed the statutory limit of $10,500 and $10,000 per year, respectively. The Company makes a 50 percent matching contribution each payroll period up to a maximum of two percent of the participant's compensation.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

If US Airways' parent company, US Airways Group, achieves certain pre-tax margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of participants who are covered by a collective bargaining agreement between US Airways and the International Association of Machinists covering fleet service agents and between US Airways and the Transport Workers Union. The Company did not make any profit sharing contributions related to the 2000 and 1999 plan years.

(c) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching and profit sharing contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d) Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 2000, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

(e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

(g) Forfeited Accounts

At December 31, 2000 and 1999, forfeited nonvested accounts totaled $75,059 and $252,725, respectively. These accounts will be used to reduce future employer contributions. Also, in 2000 and 1999, employer contributions were reduced by $744,176 and $129,403, respectively, from forfeited nonvested accounts.

(h) Administrative Expenses

Certain administrative expenses of the Plan are paid by US Airways.

2. Summary of Accounting Policies

(a) Basis of Accounting

 The financial statements of the Plan are prepared under the accrual method of accounting.

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

(b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Fidelity Capital Growth Mix Portfolio, Fidelity Moderation Mix Portfolio, Fidelity Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by
US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

(this space intentionally left blank)

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

3. Investments

The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

	December 31,
	2000	1999

Investments:
Fidelity Magellan Fund	$306,503,499	$325,372,415
Fidelity Equity Income Fund	104,513,202	103,913,861
US Airways Common Stock
Fund	88,469,412	43,147,749
Fidelity Spartan U.S. Equity
Index Portfolio	87,527,229	97,154,090
Fidelity Retirement Government Money Market Portfolio	44,697,599	43,262,002

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $ (37,912,021) and $31,921,590, respectively, as follows:

	Years Ended December 31,
	2000	1999

Shares in Registered
Investment Companies	$(58,971,069)	$54,552,302
US Airways Common Stock Fund	806,608	(20,721,116)
US Government Securities and
US Investment Grade Fixed
Income Securities	20,252,440	(1,909,596)
	$(37,912,021)	$31,921,590
	========	========

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

4. Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $26,956,685 and $28,080,598 at December 31, 2000 and 1999, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2000 and 1999 was $91,984,075 and $99,218,456, respectively. The average portfolio crediting interest rate was approximately 5.8% at December 31, 2000 and 1999. The portfolio average yield was approximately 6.0% and 5.9% for the years ended December 31, 2000 and 1999, respectively.

For GICs with variable rates (approximately 76 percent and 77 percent of the portfolio at December 31, 2000 and 1999, respectively, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2000 and 1999. The fair value of the portfolio was $92,242,386 and $98,524,949 at December 31, 2000 and 1999, respectively.

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2000	1999
Net assets available for plan
benefits per the financial
statements	$808,008,220	$765,849,245
Amounts allocated to withdrawing
participants	-	(56,309)
Net assets available for plan
benefits per the Form 5500	$808,008,220	$765,792,936
	=========	=========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2000

Benefits paid to participants per the
financial statements	$27,656,298
Add: Amounts allocated to withdrawing
participants at December 31, 2000	-
Less: Amounts allocated to withdrawing
participants at December 31, 1999	(56,309)
Benefits paid to participants per the
Form 5500	$27,599,989
========

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Transfers

Transfers from and to the US Airways, Inc. 401(k) Savings Plan and to the US Airways, Inc. Supplemental Executive Defined Contribution Plan represent:

(a) corrections of insignificant recordkeeping errors, and
(b) changes in participants' class or craft, thereby changing the plan for which they are qualified to participate.

10. Plan Amendment

Effective January 1, 2000, profit sharing contributions are only made on behalf of eligible employees who are covered by a collective bargaining agreement between US Airways and the International Association of Machinists covering fleet service agents and between US Airways and the Transport Workers Union.

(this space intentionally left blank)

US Airways, Inc.
Employee Savings Plan

Notes to Financial Statements
(Continued)

11. Merger Agreement

On May 23, 2000, US Airways Group entered into an agreement and plan of merger with UAL Corporation (UAL), United Airlines' parent corporation, and Yellow Jacket Acquisition Corp., a wholly-owned subsidiary of UAL which was formed for the purpose of this merger, pursuant to which the merger subsidiary will be merged into US Airways Group. Consummation of the merger is subject to various conditions including, but not limited to, the receipt of regulatory approvals. At this time, US Airways cannot predict the outcome of the regulatory approvals necessary for the consummation of the merger, nor can US Airways predict what effect, if any, the merger might have on the Plan.

(this space intentionally left blank)

                                                                                                                              Supplemental Schedule I
                                                                                                                              Page 1 of 2

US Airways, Inc
Employee Savings Plan

Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2000
Identity	Description	Current
of Issue	of Investment	Value

Fidelity Magellan Fund*	Shares in registered investment company	$306,503,499

Fidelity Equity Income Fund*	Shares in registered investment company	104,513,202

US Airways Common Stock Fund*	Common stock of employer's parent company, US Airways Group, Inc., and short term investments	88,469,412

Fidelity Spartan U.S. Equity Index Portfolio *	Shares in registered investment company	87,527,229

Fidelity Retirement Government Money Market	Shares in money market fund	44,697,599
Portfolio*

Fidelity Capital Growth Mix Portfolio*	Shares in registered investment companies	40,079,522

Participant Loans*	Interest rates range from 7% to 10% per annum	32,549,766

(table continued on next page)

* Party in interest.
See accompanying Independent Auditors' Report.

Supplemental Schedule I

US Airways, Inc.
Employee Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year
(Continued)
December 31, 2000
Identity	Description	Current
of Issue	of Investment	Value

Fixed Income Fund*	Guaranteed Investment Contracts, interest rates	26,956,685
	range from 5.31% to 7.06% per annum

MAS Domestic Fixed Income Portfolio Institutional	US Government securities and US investment grade fixed income securities	24,738,118

Putnam International Growth A Fund	Shares in registered investment companies	16,569,491

Fidelity Moderation Mix Portfolio*	Shares in registered investment companies	12,260,863

Neuberger & Berman Guardian Trust	Shares in registered investment companies	9,901,332

T. Rowe Price Small Cap Stock Fund	Shares in registered investment companies	8,416,638

Fidelity Income Mix Portfolio*	Shares in registered investment companies	2,045,344

Total Investments		$805,228,700
		=========

* Party in interest.
See accompanying Independent Auditors' Report.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                       US Airways, Inc.
                                                                                                       Employee Savings Plan

                                                                                                  By: /s/ Anita P. Beier

                                                                                                       Anita P. Beier
                                                                                                       Vice President and Controller
                                                                                                       (Chief Accounting Officer)
                                                                                                       US Airways Group, Inc.

June 20, 2001